

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

April 3, 2008

VIA U.S. MAIL

D. Michael Parker
Chief Financial Officer
Kewaunee Scientific Corporation
2700 West Front Street
Statesville, North Carolina 28677

> **Re: Kewaunee Scientific Corporation**
> **Form 10-K for the year ended April 30, 2007**
> **Filed July 18, 2007**
> **File No. 000-05286**

Dear Mr. Parker:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Angela Crane
                Branch Chief